Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement 333-201957 on Form S-8 of our report dated May 27, 2016 (except for Note 19 as to which the date is August 11, 2016), relating to the financial statements of Vista Outdoor Inc. and subsidiaries (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the financial statements being derived from the consolidated financial statements and accounting records of Alliant Techsystems Inc. and certain expense allocations from Alliant Techsystems Inc. corporate functions through February 8, 2015) appearing in this Current Report on Form 8-K of Vista Outdoor Inc.
/s/ DELOITTE & TOUCHE LLP
Minneapolis, Minnesota
August 11, 2016